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                                                                Exhibit 99.11

                            CERTAIN TRANSACTIONS

    The Company was capitalized with $70.0 million of equity contributed by Investcorp, its affiliates and other international and domestic investors and $10.0 million aggregate principal amount of Subordinated Notes acquired for $9 million by Invifin S.A., an affiliate of Investcorp, and other international investors. The Subordinated Notes are due on March 31, 2006 and bear interest at a fixed annual rate of 14%. See Note 8 to Consolidated Financial Statements. The Company capitalized Primeco with $79.0 million in exchange for 100% of the outstanding common and preferred stock of Primeco in connection with the consummation of the 1994 Acquisition. This capital contribution to Primeco, in addition to borrowings under the credit facility and the subordinated loan facility, provided the sources of the consideration for the 1994 Acquisition and related costs and fees. The Company paid $150,000 in fees to Invifin in connection with the Subordinated Notes. The Company intends to repay the Subordinated Notes with the proceeds from the Offering. Following repayment of the Subordinated Notes, the Company intends to contribute to Primeco the outstanding preferred stock of Primeco.

    In connection with the 1994 Acquisition, Primeco paid Investcorp International, Inc. ("III") fees of $2.7 million for arranging Primeco's credit facility. Primeco also entered into an agreement for management advisory, strategic planning and consulting services (the "Management Agreement") with III pursuant to which Primeco agreed to pay III $1.5 million per year for a five year term. Primeco prepaid III $4.5 million for the first three years of the term and agreed to make quarterly payments during the fourth and fifth years. In connection with the 1994 Acquisition, Primeco also entered into an agreement with Investcorp Bank E.C. ("EC") for a term of five years pursuant to which Primeco paid EC approximately $7.6 million in exchange for EC's assistance in arranging financing for the 1994 Acquisition and for EC's covenant not to arrange or facilitate the acquisition of a competitor of Primeco without Primeco's consent. These two agreements will be terminated in connection with the Offering.

    In connection with the purchase of American Hi-Lift, Equipment Rental Limited, Arlington Limited, Freeport Limited, LaPorte Limited and Plano Limited made a capital infusion of $9.4 million into the Company which, in turn, paid $1.0 million to III on February 26, 1996 for financial advisory services related to the purchase of American Hi-Lift. This capital contribution, plus borrowing from Prime's credit facility, provided funds for the completion of the American Hi-Lift purchase.

    The Company paid legal fees of approximately $197,000 and $82,000 in 1993 and 1994, respectively, to a law firm with which John Hyland, a former director of the Company who resigned upon the closing of the 1994
Acquisition, was affiliated during that time.